LIEBLONG & ASSOCIATES, INC.

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

SEPTEMBER 30, 2025

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ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **10/01/2024** AND ENDING **09/30/2025**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Lieblong & Associates, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10809 Executive Center Drive, Suite 117

(No. and Street)

Little Rock	**AR**	**72211**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mary Ellen Williams   5012192003   mwilliams@lieblongassociates.com

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP

(Name – if individual, state last, first, and middle name)

20646 Abbey Woods Ct N., Ste 201	**Frankfort**	**IL**	**60423**
(Address)	(City)	(State)	(Zip Code)
12/10/2010		**5376**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alex R. Lieblong _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Lieblong & Associates, Inc _____ , as of September 30 _____ , 2 025 _____ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
President

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Lieblong & Associates, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lieblong & Associates, Inc. (the "Company") as of September 30, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Lieblong & Associates, Inc. as of September 30, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Lieblong & Associates, Inc.'s auditor since 2015.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
December 15, 2025

LIEBLONG & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2025

Assets

Cash and Cash Equivalents	$	626,719
Commissions Receivable		99,306
Advisory Fees Receivable - Related Party		86,072
Prepaid Income Taxes		4,532
Prepaid Expenses		6,040
Deferred Tax Asset, Net		64,133
Investments, at Fair Value		28,230
Property and Equipment, Net		26,833
Right-Of-Use Assets, Net		58,377
Total Assets	$	1,000,242

Liabilities and Stockholder's Equity

Liabilities:

Accounts Payable - Trade	$	17,960
Commissions Payable		41,717
SIMPLE Plan Payable		3,353
Lease Obligations		58,377
Total Liabilities		121,407

Stockholder's Equity:

Common Stock, $1 Par Value,	
1,000 Shares Authorized,	
100 Shares Issued and Outstanding	100
Additional Paid in Capital	672,101
Retained Earnings	206,634
Total Stockholder's Equity	878,835
Total Liabilities and Stockholder's Equity	$ 1,000,242

The accompanying footnotes are an integral part of these financial statements.

LIEBLONG & ASSOCIATES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED SEPTEMBER 30, 2025

Revenues:

Commissions on Transactions in Exchange Listed Equity Securities	$ 526,846
Commissions on Listed Option Transactions	206
Commissions from Sale of Investment Company Shares	609,091
Advisory fees	897,365
Asset-Based	49,597
Interest and Dividend Income	61,483
Total Revenues	2,144,588

Operating Expenses:

Employee Compensation and Benefits	1,747,159
Travel, Meals and Entertainment	80,353
Consulting Fees	3,000
Clearing Broker Fees and Computer Rental	37,923
Lease Expense	73,428
Depreciation and Amortization	29,538
Telephone	26,838
Regulatory Fees	18,586
Office Expense	20,308
Subscriptions	7,902
Insurance	8,132
Professional Fees	56,838
Postage and Shipping	4,470
Taxes, Licenses and Permits	3,760
Total Operating Expenses	2,118,235

Income from Operations	26,353

Other Income (Expense):

Loss on Disposal of Property and Equipment	(1,192)
Unrealized Gain on Sale of Equity Securities, Net	4,695
Total Other Income	3,503
Income Before Income Taxes	29,856
Income Tax Expense	(8,532)
Net Income	$ 21,324

The accompanying footnotes are an integral part of these financial statements.

LIEBLONG & ASSOCIATES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED SEPTEMBER 30, 2025

	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholder's Equity
Balance - October 1, 2024	$ 100	$ 672,101	$ 185,310	$ 857,511
Net Income	-	-	21,324	21,324
Balance - September 30, 2025	$ 100	$ 672,101	$ 206,634	$ 878,835

The accompanying footnotes are an integral part of these financial statements.

LIEBLONG & ASSOCIATES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2025

Cash Flows from Operating Activities:

Net Income	$	21,324
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation and Amortization		29,538
Unrealized Gain on Sale of Equity Securities, Net		(4,695)
Loss on Disposal of Property and Equipment		1,192
Deferred Tax Asset		8,532
Right-of-Use Assets		70,971
Changes in Assets and Liabilities:		
Commissions Receivable		(31,798)
Advisory Fees Receivable - Related Party		(9,554)
Prepaid Expenses		(6,040)
Accounts Payable – Trade		(5,840)
Commissions Payable		19,352
SIMPLE Plan Payable		349
Lease Obligations		(70,971)
Net Cash Provided by Operating Activities		22,360

Cash Flows Provided by Investing Activities:

Proceeds From Sale of Property and Equipment		2,500

Net Change in Cash and Cash Equivalents		24,860
Cash and Cash Equivalents – September 30, 2024		601,859
Cash and Cash Equivalents – September 30, 2025	$	626,719

The accompanying footnotes are an integral part of these financial statements.

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

Note 1: Summary of Significant Accounting Policies

Nature of Operations

Lieblong & Associates, Inc. (the "Company"), is an introducing broker-dealer located in Arkansas, registered with the Securities and Exchange Commission (SEC), and a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal sources of revenues are from commissions and investment banking activities.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue Recognition

The Company recognizes revenue when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Broker Dealer – Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including sales-based and trailing commission transactions and investment advisory. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Commission Revenue

Commission revenue represents sales commissions generated by advisors for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors.

The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales, and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

The following table presents the Company's total commission revenue disaggregated by investment product category:

Mutual Funds	$	609,091
Equities		526,846
Other		5,264
	$	1,141,201

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

The following table presents our sales-based and trailing commission revenues disaggregated by product category:

Sales-Based:		
Mutual Funds	$	141,412
Equities		526,846
Other		5,264
		673,522
Trailing:		
Mutual Funds		467,679
	$	1,141,201

Advisory Revenue

Advisory revenue represents fees charged to advisors' clients' accounts on the Company's corporate advisory platform. The Company provides ongoing investment advice and acts as a custodian, providing brokerage and execution services on transactions, and performs administrative services for these accounts. This series of performance obligations transfers control of the services to the client over time as the services are performed. This revenue is recognized ratably over time to match the continued delivery of the performance obligations to the client over the life of the contract. The advisory revenue generated from the Company's corporate advisory platform is based on a percentage of the market value of the eligible assets in the clients' advisory accounts. As such, the consideration for this revenue is variable and an estimate of the variable consideration is constrained due to dependence on unpredictable market impacts on client portfolio values. The constraint is removed once the portfolio value can be determined.

The Company provides advisory services to clients on its corporate advisory platform through the advisor. The Company is the principal in these arrangements and recognizes advisory revenue on a gross basis, as the Company is responsible for satisfying the performance obligations, carries the inventory risk and has control over determining the fees. Advisors assist the Company in performing its obligations. Advisory fees revenues totaled $897,365 for the year ended September 30, 2025.

Asset-Based Revenue

Asset-based revenue is comprised of fees from the Company's money market cash sweep vehicle. Money market cash sweep fees are generated based on balances in advisors' clients' money market cash sweep accounts. Uninvested cash balances in the advisors' clients' accounts are swept into third-party money market funds for which the Company receives fees for administration and recordkeeping, which are based on account type and the invested balances. These fees are paid and recognized over time. The Company is principal in these arrangements and recognizes revenue from money market cash sweep fees on a gross basis as it is primarily responsible for the administration and recordkeeping. Asset-based revenue was solely from money market cash sweep fees totaled $49,597 for the year ended September 30, 2025.

Concentrations of Credit Risk – Cash

The Company maintains its cash balances at various financial institutions. The balances are insured by the Federal Deposit Insurance Corporation or by the Securities Investor Protection Corporation. At September 30, 2025, the Company had cash balances that were approximately $116,000 in excess of federally insured limits. The Company does not believe that it is subject to any credit risk beyond the normal credit risk associated with Commercial banking relationships.

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

Concentrations of Credit Risk- Commissions and Advisory Fees

Approximately 38% of commissions revenue was from one customer (see Note 3).

Advisory fees receivable are approximately 33% of advisory fees revenue were from one customer (see Note 3).

Use of Estimates

In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements along with the revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and amortization and consists of the following:

	Estimated Useful Life		
Vehicles	5 years	$	185,021
Furniture and Equipment	5 – 7 years		161,329
Leasehold Improvements	5 years		219,509
			565,859
Accumulated Depreciation and Amortization			(539,026)
Net Property and Equipment		$	26,833

Depreciation and amortization expense is determined by the straight-line method and totaled $29,538.

Investments

Investments are either classified as equity securities or debt securities. Equity securities are carried at fair value with unrealized gains and losses and realized gains and losses on sales of securities included in earnings.

Income Taxes

Income taxes are accounted for by using an asset and liability approach. Deferred income tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial and income tax basis of assets and liabilities. Such assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of deferred tax assets will not be realized.

The Company will recognize accrued interest and penalties, if any, associated with any uncertain tax positions as part of operating expense. The past three years' federal and state income tax returns are subject to potential examination by taxing authorities.

Commitments and Contingencies

At September 30, 2025, the Company had no commitments, contingencies or guarantees that might result in a loss or a future obligation. In addition, the Company had no claims of which the Company is aware, as of the audit opinion date, that might be asserted against the Company.

Statement of Cash Flows

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Note 2: Net Capital Requirements

As a member of the FINRA, the Company is subject to the SEC uniform net capital rule 15c3-1. Rule 15c3-1 requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 (1500%), and that a minimum of $100,000 of net capital be maintained. At September 30, 2025, the Company's regulatory net capital was $674,666 and aggregate indebtedness was 9.34% of net capital.

Note 3: Related Party Transactions

Commissions revenue totaling $434,318 and $99,306 of commissions receivable were derived from Key Colony Fund, L.P., a related entity through common ownership during the year ended.

The Company also receives advisory fees from Key Colony Fund, L.P. under an Investment Management Supervisory Agreement totaling 1.0% to 1.5% of the fund's net asset value in quarterly installments. The advisory fee is for the actual and reasonable out-of-pocket expenses incurred by the Company in connection with the management of the fund. Advisory fees receivable totaling $86,072 and advisory fees revenue totaling $294,478 were due from Key Colony Fund, L.P.

Note 4: Income Taxes

Deferred Income Tax Expense:	
Federal	6,775
State	1,757
Income Tax Expense	$ 8,532

The effective income tax rate is different from the expected statutory federal rate because of the nondeductible expenses.

Deferred tax asset consists of the following:

Reserves and Accruals	$ 3,864
Depreciation	56,928
Unrealized Investment Gain	(2,554)
Net Operating Loss Carryover	5,895
	$ 64,133

At September 30, 2025, the Company has net operating loss carryforwards totaling approximately $41,000 for federal and $17,000 for state, which will begin to expire in 2043 for federal and 2028 for state.

Note 5: Leases

The Company has operating leases for office space and a copier expiring June 30, 2026 and June 11, 2026, respectively. Operating lease cost totaled $73,475 and is recorded within line items lease expense and office expense on the statement of operations. Cash paid for operating leases totaled $73,475. The weighted-average discount rates of 4.87% and 0.76% which were used in establishing the right-of-use assets and lease labilities were the treasury yield curve rates for 2 years as of the effective date June 7, 2024, and the treasury yield curve rate for 5 years as of effective date June 11, 2021.

In addition, the Company leases an aircraft with Key Colony Management, LLC, a company related through common ownership. The prior lease expired on October 31, 2025 and has been renewed on a month-to-month basis. The lease calls for monthly minimum payments of $6,250 which covers the first 25 hours of use. Thereafter the rent is $3,000 per hour. Aircraft rent expense was $75,000 and is included in travel, meals and entertainment on the statement of operations.

Future minimum lease payments under all operating leases and remaining lease liability obligations due in 2026 is $58,377.

Note 6: Investments

The Company has designated their investments in certain marketable securities as equity securities. The Company does not have any investments classified as debt securities. Fair value is determined by the most recently traded price for each security at the balance sheet date.

The costs and fair values of listed stocks are as follows at September 30, 2025:

	Cost	Market Quotation	Unrealized Gain
Financial Services	$ 18,570	$ 28,230	$ 9,660

Note 7: Fair Value

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. They also establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Following are the three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices in active markets for identical assets or liabilities

Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

The Company's only financial asset was investments in equity securities, which are measured as a Level 1 input and is valued at quoted market prices.

Note 8: Employee Benefit Plan

The Company has a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE) which covers substantially all employees. The employer must match the employees' contributions up to 3% of each employee's compensation. The Company contributed $11,082 to the SIMPLE Plan and is included in employee compensation and benefits.

Note 9: Subsequent Event

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued, noting none.